Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	2010	2009	2008	2007	2006
Earnings, as defined:
Income Before Income Taxes	$192	$221	$278	$246	$298

Total fixed charges as below	102	121	114	143	159

Total earnings	$294	$342	$392	$389	$457

Fixed charges, as defined:
Interest on long-term debt	$89	$105	$94	$109	$131
Interest on short-term debt and other interest	4	9	13	23	13
Amortization of debt discount, expense and
premium - net	8	6	6	7	8
Estimated interest component of operating rentals	1	1	1	4	7

Total fixed charges (a)	$102	$121	$114	$143	$159

Ratio of earnings to fixed charges	2.9	2.8	3.4	2.7	2.9

Preferred stock dividend requirements on a pre-tax
basis	$23	$28	$28	$27	$24
Fixed charges, as above	102	121	114	143	159
Total fixed charges and preferred stock dividends	$125	$149	$142	$170	$183
Ratio of earnings to combined fixed charges and
preferred stock dividends	2.4	2.3	2.8	2.3	2.5

(a)	Interest on unrecognized tax benefits is not included in fixed charges.